UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of February 2025
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-277842, 333-277842-01 AND 333-277842-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200796) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-254578) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-270440) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-273587) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-280100) OF BP p.l.c. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 December 2024(a)
(a)In this Form 6-K, references to the full year 2024 and full year 2023 refer to the full-year periods ended 31 December 2024 and 31 December 2023 respectively. References to the fourth quarter 2024 and fourth quarter 2023 refer to the three-month periods ended 31 December 2024 and 31 December 2023 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2023.

Group results fourth quarter and full year 2024

2024: Laying the foundation for growth

Financial summary	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2024	2024	2023	2024	2023
Profit (loss) for the period	(1,620)	370	436	1,229	15,880
Less: Non-controlling interests	339	164	65	848	641
Profit (loss) for the period attributable to bp shareholders	(1,959)	206	371	381	15,239
Inventory holding (gains) losses*, before tax	21	1,182	1,497	488	1,236
Taxation charge (credit) on inventory holding gains and losses	(14)	(276)	(342)	(119)	(292)
Replacement cost (RC) profit (loss)*	(1,952)	1,112	1,526	750	16,183
Net (favourable) adverse impact of adjusting items*, before tax	3,419	1,646	2,640	9,344	(1,143)
Taxation charge (credit) on adjusting items	(298)	(491)	(1,175)	(1,179)	(1,204)
Underlying RC profit*	1,169	2,267	2,991	8,915	13,836

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Operating cash flow*	7,427	9,377	27,297	32,039
Capital expenditure*	(3,726)	(4,711)	(16,237)	(16,253)
Divestment and other proceeds(a)	2,761	300	4,224	1,843
Net cash issue (repurchase) of shares(b)	(1,625)	(1,350)	(7,127)	(7,918)
Finance debt	59,547	51,954	59,547	51,954
Net debt*(c)	22,997	20,912	22,997	20,912
Total equity			78,318	85,493
Profit for the period attributable to bp shareholders divided by total equity (%)			0.5%	17.8%
Return on average capital employed (ROACE)* (%)			14.2%	18.1%
Adjusted EBITDA*	8,413	10,568	38,012	43,710
Adjusted EBIDA*			31,161	34,345
Announced dividend per ordinary share (cents per share)	8.000	7.270	31.270	28.420
Profit (loss) per ordinary share (cents)	(12.33)	2.20	2.38	87.78
Profit (loss) per ADS (dollars)	(0.74)	0.13	0.14	5.27
Underlying RC profit per ordinary share* (cents)	7.36	17.77	54.40	79.69
Underlying RC profit per ADS* (dollars)	0.44	1.07	3.26	4.78

(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on other proceeds.
(b)Third quarter and full year 2024 include $0.3 billion to offset the expected dilution from the vesting of awards under employee share schemes (full year 2023 $0.7 billion).
(c)See Note 10 for more information.

RC profit (loss), underlying RC profit, net debt, ROACE, adjusted EBITDA, adjusted EBIDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 35.

Highlights(a)
4Q24 loss $2.0 billion; underlying replacement cost (RC) profit* $1.2 billion
•
Loss for the quarter attributable to bp shareholders was $2.0 billion, compared with a profit of $0.2 billion for the third quarter 2024 and a profit of $0.4 billion for the fourth quarter 2023. The result for the fourth quarter 2024 is adjusted for inventory holding losses* of $21 million (pre-tax) and a net adverse impact of adjusting items* of $3.4 billion (pre-tax) to derive the underlying RC profit. Adjusting items pre-tax include net impairments of $1.5 billion (see Note 4) and adverse fair value accounting effects* of $1.0 billion. See page 29 for more information on adjusting items.

•
Underlying RC profit for the quarter was $1.2 billion, compared with $2.3 billion for the previous quarter and $3.0 billion for the fourth quarter 2023. Compared with the third quarter 2024, the underlying result reflects weaker realized refining margins, higher impact from turnaround activity, seasonally lower customer volumes and fuels margins and higher other businesses & corporate underlying charge.

Segment results
•	Gas & low carbon energy: The RC profit before interest and tax for the fourth quarter 2024 was $1.8 billion, compared with $1.0 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.1 billion, the underlying RC profit before interest and tax* for the fourth quarter was $2.0 billion, compared with $1.8 billion in the third quarter 2024. The fourth quarter underlying result before interest and tax is largely driven by higher realizations. The gas marketing and trading result was average.
•	Oil production & operations: The RC profit before interest and tax for the fourth quarter 2024 was $2.6 billion, compared with $1.9 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.4 billion, the underlying RC profit before interest and tax for the fourth quarter was $2.9 billion, compared with $2.8 billion in the third quarter 2024. The fourth quarter underlying result before interest and tax reflects lower exploration write-offs, partly offset by lower realizations and volumes.
•	Customers & products: The RC loss before interest and tax for the fourth quarter 2024 was $2.4 billion, compared with a profit of $23 million for the previous quarter. After adjusting RC loss before interest and tax for a net adverse impact of adjusting items of $2.1 billion, the underlying RC loss or profit before interest and tax (underlying result) for the fourth quarter was a loss of $0.3 billion, compared with a profit of $0.4 billion in the third quarter 2024. The customers fourth quarter underlying result was lower by $0.4 billion, reflecting lower fuels margins, seasonally lower volumes and adverse foreign exchange impacts. The products fourth quarter underlying result was lower by $0.3 billion, mainly reflecting weaker realized refining margins and a higher impact from turnaround activity. The oil trading contribution was weak.
Operating cash flow* $7.4 billion, finance debt $59.5 billion and net debt* $23.0 billion
•
Operating cash flow of $7.4 billion was around $0.7 billion higher than the previous quarter, reflecting lower cash taxes paid and timing of provision settlements, partly offset by lower underlying earnings. Operating cash flow in the fourth quarter 2023 was $9.4 billion. Finance debt at the end of the fourth quarter 2024 was $59.5 billion, compared with $52.0 billion for the end of the fourth quarter 2023. Net debt reduced to $23.0 billion compared to the third quarter, primarily driven by the impact of proceeds from divestments of around $2.8 billion, the issuance of perpetual hybrid bonds of $2.6 billion and acquired net debt of around $3.0 billion from the completion of the bp Bunge Bioenergia and Lightsource bp transactions. Net debt at the end of the fourth quarter 2023 was $20.9 billion.

Financial frame
•	A resilient dividend is bp’s first priority within its disciplined financial frame, underpinned by a cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2021 real). For the fourth quarter, bp has announced a dividend per ordinary share of 8 cents.
•
bp is committed to maintaining a strong balance sheet and strong investment grade credit rating. Through the cycle, we are targeting to further improve our credit metrics within an 'A' grade credit range.

•	bp continues to invest with discipline and a returns focused approach in our transition growth* engines and in our oil, gas and refining businesses.
•
The $1.75 billion share buyback programme announced with the third quarter results was completed on 7 February 2025. Related to the fourth quarter results, bp intends to execute a $1.75 billion share buyback prior to reporting the first quarter results. As part of our capital markets update scheduled for 26 February we intend to review elements of our financial guidance, including our expectations for 2025 share buybacks and capital expenditure*.

•	In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow*, the cash balance point and maintaining a strong investment grade credit rating.

(a)This report discusses certain material changes in bp’s results of operations with respect to the quarter ended 31 December 2024 as compared to the quarter ended 30 September 2024. Financial information for the quarter ended 30 September 2024 can be in found in our Current Report on Form 6-K filed with the SEC on 29 October 2024.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 41.

Financial results
In addition to the highlights on page 4:
•Profit or loss attributable to bp shareholders in the fourth quarter and full year was a loss of $2.0 billion and a profit of $0.4 billion respectively, compared with a profit of $0.4 billion and $15.2 billion in the same periods of 2023.
•After adjusting profit or loss attributable to bp shareholders for inventory holding losses or gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the fourth quarter and full year was $1.2 billion and $8.9 billion respectively, compared with $3.0 billion and $13.8 billion for the same periods of 2023. The underlying RC profit for the fourth quarter mainly reflects lower refining margins and lower realizations, partly offset by lower taxation. For the full year, the reduction mainly reflects lower refining margins, lower realizations, a lower gas marketing and trading result and a lower oil trading contribution, partly offset by lower taxation.
•Adjusting items in the fourth quarter and full year had a net adverse pre-tax impact of $3.4 billion and $9.3 billion respectively, compared with a net adverse pre-tax impact of $2.6 billion and a net favourable pre-tax impact of $1.1 billion in the same periods of 2023.
•Adjusting items for the fourth quarter and full year include an adverse pre-tax impact of fair value accounting effects*, relative to management's internal measure of performance, of $1.0 billion and $1.9 billion respectively, compared with a favourable pre-tax impact of $2.6 billion and $9.4 billion in the same periods of 2023. This is primarily due to an increase in the forward price of LNG over the 2024 periods, compared to a decline in the comparative periods of 2023 and the adverse impact of the fair value accounting effects relating to the hybrid bonds in 2024 compared to the favourable impact in 2023.
•Adjusting items for the fourth quarter and full year of 2024 include an adverse pre-tax impact of asset impairments of $1.5 billion and $5.1 billion respectively, compared with an adverse pre-tax impact of $3.9 billion and $5.7 billion in the same periods of 2023. Fourth quarter and full year 2024 includes $0.4 billion of impairment charges recognized through equity-accounted earnings primarily relating to our interest in Pan American Energy Group. Fourth quarter and full year 2023 included $0.6 billion and $1.1 billion impairment charges respectively recognized through equity-accounted earnings relating to US offshore wind projects.
•In addition, the fourth quarter and full year include a $1.0-billion gain arising on the acquisition of Lightsource bp as a result of remeasurement of our interest and assets and a loss on disposal of $1.1 billion relating to the sale of our Türkiye ground fuels business including recycling of cumulative foreign exchange losses from reserves of $0.9 billion.
•The effective tax rate (ETR) on the profit or loss before taxation for the fourth quarter and full year was -222% and 82% respectively, compared with 60% and 33% for the same periods in 2023. The ETR on RC profit or loss* for the fourth quarter and full year was -235% and 78% respectively, compared with 39% and 33% for the same periods in 2023. Excluding adjusting items, the underlying ETR* for the fourth quarter and full year was 49% and 41%, compared with 42% and 39% for the same periods a year ago. The higher underlying ETR for the fourth quarter and for the full year reflects changes in the geographical mix of profits. ETR on RC profit or loss and underlying ETR are non-IFRS measures.
•Operating cash flow* for the fourth quarter and full year was $7.4 billion and $27.3 billion respectively, compared with $9.4 billion and $32.0 billion for the same periods in 2023.
•Capital expenditure* in the fourth quarter and full year was $3.7 billion and $16.2 billion respectively, compared with $4.7 billion and $16.3 billion in the same periods of 2023. Full year 2024 include a $0.7-billion initial payment in respect of German offshore wind. Full year 2023 includes $1.1 billion in respect of the TravelCenters of America acquisition.
•Total divestment and other proceeds for the fourth quarter and full year were $2.8 billion and $4.2 billion respectively, compared with $0.3 billion and $1.8 billion for the same periods in 2023. Other proceeds for the fourth quarter and full year 2024 were $0.8 billion and $1.3 billion respectively, relating to $0.8 billion of proceeds from the sale of our 20% share in Trans Adriatic Pipeline AG (TAP) in the fourth quarter and $0.5 billion of proceeds from the sale of a 49% interest in a controlled affiliate holding certain midstream assets offshore US in the second quarter. Other proceeds for the fourth quarter and full year of 2023 were $0.5 billion of proceeds from the sale of a 49% interest in a similar controlled affiliate holding certain midstream assets onshore US.
•Finance debt at the end of the fourth quarter was $59.5 billion, compared with $52.0 billion at the end of the fourth quarter 2023. At the end of the fourth quarter, net debt* was $23.0 billion, compared with $20.9 billion at the end of the fourth quarter 2023.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
RC profit (loss) before interest and tax
gas & low carbon energy	1,841	2,169	3,569	14,080
oil production & operations	2,571	1,879	10,789	11,191
customers & products	(2,438)	(554)	(1,560)	4,230
other businesses & corporate	(1,161)	(16)	(988)	(903)
Consolidation adjustment – UPII*	(49)	95	(25)	(14)
	764	3,573	11,785	28,584
Finance costs and net finance expense relating to pensions and other post-employment benefits	(1,246)	(977)	(4,515)	(3,599)
Taxation on a RC basis	(1,131)	(1,005)	(5,672)	(8,161)
Non-controlling interests	(339)	(65)	(848)	(641)
RC profit (loss) attributable to bp shareholders*	(1,952)	1,526	750	16,183
Inventory holding gains (losses)*	(21)	(1,497)	(488)	(1,236)
Taxation (charge) credit on inventory holding gains and losses	14	342	119	292
Profit (loss) for the period attributable to bp shareholders	(1,959)	371	381	15,239
Analysis of underlying RC profit (loss) before interest and tax

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,987	1,777	6,803	8,722
oil production & operations	2,924	3,549	11,937	12,781
customers & products	(302)	803	2,517	6,413
other businesses & corporate	(527)	(97)	(608)	(866)
Consolidation adjustment – UPII	(49)	95	(25)	(14)
	4,033	6,127	20,624	27,036
Finance costs on an underlying RC basis and net finance expense relating to pensions and other post-employment benefits	(1,096)	(891)	(4,010)	(3,194)
Taxation on an underlying RC basis	(1,429)	(2,180)	(6,851)	(9,365)
Non-controlling interests	(339)	(65)	(848)	(641)
Underlying RC profit attributable to bp shareholders*	1,169	2,991	8,915	13,836
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-16 for the segments.
Operating Metrics

Operating metrics	Year 2024	vs Year 2023
Tier 1 and tier 2 process safety events*	38	-1
Reported recordable injury frequency*	0.297	+8.5%
upstream* production(a) (mboe/d)	2,358	+2.0%
upstream unit production costs*(b) ($/boe)	6.17	+6.8%
bp-operated upstream plant reliability*	95.2%	+0.2
bp-operated refining availability*(a)	94.3%	-1.8
(a)See Operational updates on pages 8, 11 and 13. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(b)Mainly reflecting portfolio mix.

Reserves replacement ratio*
The organic reserves replacement ratio on a combined basis of subsidiaries and equity-accounted entities was 50% for the year (2023 47%), resulting largely from additions in the US and Middle East.

Outlook & Guidance
1Q 2025 guidance
•Looking ahead, bp expects first quarter 2025 reported upstream* production to be lower compared with the fourth-quarter 2024 primarily due to the already announced divestments in Egypt and Trinidad, which completed towards the end of the fourth quarter and base decline in both regions, totaling around 90 thousand barrels of oil equivalent per day.
•In its customers business, bp expects seasonally lower volumes compared to the fourth quarter. In addition, bp expects fuels margins to remain sensitive to movements in cost of supply and earnings delivery to remain sensitive to the relative strength of the US dollar.
•In products, bp expects realized refining margins to remain low in the first quarter. bp also expects a lower level of refinery turnaround activity compared to the fourth quarter 2024.

2025 guidance
In addition to the guidance on page 4:
•bp expects reported upstream* production to be lower and underlying upstream production* to be slightly lower compared with 2024. Within this, bp expects underlying production from oil production & operations to be broadly flat and production from gas & low carbon energy to be lower.
•In its customers business, bp expects growth in its customers businesses including a full year contribution from bp bioenergy and a higher contribution from TravelCenters of America in part supported by a partial recovery from the US freight recession. Earnings growth is expected to be supported by structural cost reduction. bp continues to expect fuels margins to remain sensitive to the cost of supply and earnings delivery to remain sensitive to the relative strength of the US dollar.
•In products, bp expects broadly flat refining margins relative to 2024 and stronger underlying performance underpinned by the absence of the plant-wide power outage at Whiting refinery, and improvement plans across the portfolio. bp expects similar levels of refinery turnaround activity, with phasing of turnaround activity in 2025 heavily weighted towards the first half, with the highest impact in the second quarter.
•bp expects other businesses & corporate underlying annual charge to be around $1.0 billion for 2025. The charge may vary from quarter to quarter.
•bp expects the depreciation, depletion and amortization to be broadly flat compared with 2024.
•bp expects the underlying ETR* for 2025 to be around 40% but it is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group’s profits and losses.
•bp expects divestment and other proceeds to be around $3 billion in 2025 weighted towards the second half. Having realized $22.0 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.
•bp expects Gulf of America settlement payments for the year to be around $1.2 billion pre-tax including $1.1 billion pre-tax to be paid during the second quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 41.

gas & low carbon energy*
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $1,841 million and $3,569 million respectively, compared with $2,169 million and $14,080 million for the same periods in 2023. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $146 million and $3,234 million respectively, compared with a favourable impact of net adjusting items of $392 million and $5,358 million for the same periods in 2023. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are an adverse impact of $377 million and $1,550 million for the fourth quarter and full year in 2024 and a favourable impact of $1,887 million and $8,859 million for the same periods in 2023. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed. See page 29 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $1,987 million and $6,803 million respectively, compared with $1,777 million and $8,722 million for the same periods in 2023.
•The underlying RC profit before interest and tax for the fourth quarter compared with the same period in 2023, reflects lower exploration write-offs, higher realizations and a lower depreciation, depletion and amortization charge. The gas marketing and trading result for the quarter was average compared with a strong result in the fourth quarter of 2023.
•The underlying RC profit before interest and tax for the full year, compared with the same period in 2023, reflects a lower gas marketing and trading result, lower realizations, lower production and the foreign exchange loss in the first quarter, partly offset by a lower depreciation, depletion and amortization charge and lower exploration write-offs.
Operational update
•Reported production for the quarter was 850mboe/d, 5.4% lower than the same period in 2023. Underlying production* was 2.7% lower, mainly due to base decline in Egypt, partially offset by improved base performance in other regions and major projects*.
•Reported production for the full year was 888mboe/d, 4.4% lower than the same period in 2023. Underlying production was 2.8% lower, mainly due to base decline in Egypt partially offset by major projects*.
•Renewables pipeline* at the end of the quarter was 60.6GW (bp net), including 38.7GW of Lightsource bp's (LSbp's) pipeline. The renewables pipeline showed a net increase of 2.3GW during the full year as a result of the LSbp acquisition (20.5GW), offset by reductions as a result of high-grading and focus of proposed hydrogen projects and the US solar business.
Strategic progress
gas
•On 21 November bp announced it and its partners have made the final investment decision on the $7 billion Tangguh Ubadari, CCUS, Compression project (UCC), which has the potential to unlock around 3 trillion cubic feet of additional gas resources in Indonesia. Tangguh CCUS aims to be the first carbon capture, utilization and storage (CCUS) project developed at scale in Indonesia
•On 16 December bp and XRG (ADNOC’s international energy investment company) announced they had completed formation of a new joint venture Arcius Energy (51% bp, 49% XRG). The JV will initially operate in Egypt, and includes interests assigned by bp across two development concessions, as well as exploration agreements.
•On 16 December bp completed the sale of four mature offshore gas fields and associated production facilities in Trinidad & Tobago (Immortelle, Flamboyant, Amherstia and Cashima) to Perenco T&T. And on 19 November bp Trinidad & Tobago was awarded the NCMA 2 block offshore Trinidad as part of the Shallow Water 2023/24 bid round. NCMA 2, located approximately 30 miles off Trinidad’s north coast, opens a new area of exploration for bp in Trinidad & Tobago.
•On 2 January 2025 bp announced it has begun flowing gas from wells at the Greater Tortue Ahmeyim (GTA) Phase1 liquefied natural gas (LNG) project offshore Mauritania & Senegal to its floating production storage and offloading (FPSO) vessel for the next stage of commissioning. The project is expected to produce 2.3 million tonnes per annum of LNG.
•On 8 January 2025 bp announced that it has been selected by India’s Oil and Natural Gas Corporation (ONGC) as the technical services provider for the largest offshore oil field in India, which accounts for around 25% of the country’s oil production.
low carbon energy
•On 9 December bp and JERA Co., Inc. agreed to combine their offshore wind businesses to form an equally-owned joint venture called JERA Nex bp that aims to become one of the largest global offshore wind developers and operators (total 13GW potential net generating capacity). Completion is expected by end of the third quarter of 2025, subject to regulatory and other approvals.
•On 10 December bp, together with its partners, confirmed that it has reached financial close for two major projects in Teesside, UK: the Northern Endurance Partnership (NEP) carbon capture and storage project and the Net Zero Teesside Power (NZT Power) project.
•On 18 December bp announced the final investment decision for its 100MW Lingen Green Hydrogen project. It will be bp’s largest industrial green hydrogen* plant and the first that bp will fully own and operate. The plant, to be built as part of the Important Projects of Common European Interest-funded project, could produce up to 11,000 tonnes of green hydrogen annually.
•On 31 December bp announced that it will develop an offshore wind farm off the coast of Yamagata prefecture in Japan. The Japanese government has selected a consortium involving bp, Tokyo Gas, Marubeni Corporation, Kansai Electric Power and Marutaka Corporation to build a 450-megawatt (MW) offshore wind farm.

gas & low carbon energy (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	1,841	1,007	2,169	3,569	14,081
Inventory holding (gains) losses*	—	—	—	—	(1)
RC profit (loss) before interest and tax	1,841	1,007	2,169	3,569	14,080
Net (favourable) adverse impact of adjusting items	146	749	(392)	3,234	(5,358)
Underlying RC profit before interest and tax	1,987	1,756	1,777	6,803	8,722
Taxation on an underlying RC basis	(705)	(545)	(746)	(2,137)	(2,730)
Underlying RC profit before interest	1,282	1,211	1,031	4,666	5,992

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,153	1,290	4,835	5,680

Exploration write-offs
Exploration write-offs	(10)	349	222	362

Adjusted EBITDA*(a)
Total adjusted EBITDA	3,130	3,416	11,860	14,764

Capital expenditure*
gas	919	848	3,615	3,025
low carbon energy(b)	(107)	478	1,596	1,256
Total capital expenditure	812	1,326	5,211	4,281
(a)A reconciliation to RC profit before interest and tax is provided on page 32.
(b)Fourth quarter and full year 2024 include cash acquired net of acquisition payments on completion of the Lightsource bp acquisition.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
Production (net of royalties)(c)
Liquids* (mb/d)	91	99	96	105
Natural gas (mmcf/d)	4,402	4,637	4,596	4,778
Total hydrocarbons* (mboe/d)	850	899	888	929
Of which equity-accounted entities:
Liquids (mb/d)	3	2	2	2
Natural gas (mmcf/d)	36	—	9	—
Total hydrocarbons (mboe/d)	9	2	4	2

Average realizations*(d)
Liquids ($/bbl)	68.93	78.87	75.37	77.03
Natural gas ($/mcf)	6.96	6.18	5.90	6.13
Total hydrocarbons ($/boe)	43.21	40.17	38.57	40.21
(c)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

gas & low carbon energy (continued)

	31 December 2024	31 December 2023

low carbon energy(e)

Renewables (bp net, GW)
Installed renewables capacity*	4.0	2.7

Developed renewables to FID*	8.2	6.2
Renewables pipeline	60.6	58.3
of which by geographical area:
Renewables pipeline – Americas	21.2	18.8
Renewables pipeline – Asia Pacific	15.1	21.3
Renewables pipeline – Europe	23.6	14.6
Renewables pipeline – Other	0.7	3.5
of which by technology:
Renewables pipeline – offshore wind	9.7	9.3
Renewables pipeline – onshore wind	6.6	12.7
Renewables pipeline – solar	44.3	36.3
Total Developed renewables to FID and Renewables pipeline	68.8	64.5
(e)Because of rounding, some totals may not agree exactly with the sum of their component parts.

oil production & operations
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $2,571 million and $10,789 million respectively, compared with $1,879 million and $11,191 million for the same periods in 2023. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $353 million and $1,148 million respectively, compared with an adverse impact of net adjusting items of $1,670 million and $1,590 million for the same periods in 2023. See page 29 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $2,924 million and $11,937 million respectively, compared with $3,549 million and $12,781 million for the same periods in 2023.
•The underlying RC profit before interest and tax for the fourth quarter and full year, compared with the same periods in 2023, primarily reflect lower realizations, increased depreciation charges and higher exploration write-offs partly offset by increased volume.
Operational update
•Reported production for the quarter was 1,449mboe/d, 1.9% higher than the fourth quarter of 2023. Underlying production* for the quarter was 1.9% higher compared with the fourth quarter of 2023 reflecting bpx energy performance and major projects* partly offset by base performance.
•Reported production for the full year was 1,470mboe/d, 6.3% higher than the full year of 2023. Underlying production for the full year was 6.2% higher compared with the full year of 2023 reflecting bpx energy performance and major projects partly offset by base performance.
Strategic Progress
•Azule Energy Finance Plc, a financing vehicle of Azule Energy Holdings Limited, has issued unsecured notes in an aggregate principal amount of $1,200 million (Azule Energy – a 50:50 joint venture between bp and Eni). The notes have a term of 5 years and a coupon of 8.125% per annum.
•Azule Energy successfully completed the transaction to farm into Block 2914A (PEL85), offshore Namibia, holding a 42.5% interest. The contractor group also announced that it had spudded the first exploration well, Sagittarius 1-X.
•In Iraq bp and the government of Iraq have reached agreement on the majority of commercial terms for the integrated oil and gas redevelopment of several Kirkuk fields.
•The Norwegian authorities awarded Aker BP ownership interest in 19 exploration licenses on the Norwegian continental shelf in the APA 2024 licensing round. For 16 of the licences Aker BP is also granted operatorship (bp holds 15.9% interest in Aker BP).

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2024	2024	2023	2024	2023
Profit before interest and tax	2,564	1,889	1,879	10,780	11,191
Inventory holding (gains) losses*	7	2	—	9	—
RC profit before interest and tax	2,571	1,891	1,879	10,789	11,191
Net (favourable) adverse impact of adjusting items	353	903	1,670	1,148	1,590
Underlying RC profit before interest and tax	2,924	2,794	3,549	11,937	12,781
Taxation on an underlying RC basis	(1,226)	(1,259)	(1,433)	(5,165)	(5,998)
Underlying RC profit before interest	1,698	1,535	2,116	6,772	6,783

oil production & operations (continued)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,734	1,563	6,797	5,692

Exploration write-offs
Exploration write-offs	133	32	544	384

Adjusted EBITDA*(a)
Total adjusted EBITDA	4,791	5,144	19,278	18,857

Capital expenditure*
Total capital expenditure	1,478	1,636	6,198	6,278
(a)A reconciliation to RC profit before interest and tax is provided on page 32.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
Production (net of royalties)(b)
Liquids* (mb/d)	1,057	1,024	1,070	1,010
Natural gas (mmcf/d)	2,269	2,305	2,318	2,165
Total hydrocarbons* (mboe/d)	1,449	1,421	1,470	1,383
Of which equity-accounted entities:
Liquids (mb/d)	274	263	272	269
Natural gas (mmcf/d)	435	409	431	432
Total hydrocarbons (mboe/d)	349	333	346	343

Average realizations*(c)
Liquids(d) ($/bbl)	65.56	76.22	69.85	72.09
Natural gas ($/mcf)	3.29	3.65	2.55	4.17
Total hydrocarbons(d) ($/boe)	52.28	59.69	53.96	58.34
(b)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(d)Fourth quarter and full year 2024 include an immaterial impact of a prior period adjustment in the US region.

customers & products
Financial results
•The replacement cost (RC) loss before interest and tax for the fourth quarter and full year was $2,438 million and $1,560 million respectively, compared with a loss of $554 million and a profit of $4,230 million for the same periods in 2023. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $2,136 million and $4,077 million respectively, mainly related to loss on disposal of the Türkiye grounds fuels business in the fourth quarter and impairment of the Gelsenkirchen refinery and associated onerous contract provisions during 2024, compared with an adverse impact of net adjusting items of $1,357 million and $2,183 million for the same periods in 2023. See page 29 for more information on adjusting items.
•After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss or profit before interest and tax* (underlying result) for the fourth quarter and full year was a loss of $302 million and a profit of $2,517 million respectively, compared with a profit of $803 million and $6,413 million for the same periods in 2023.
•The customers & products underlying result for the fourth quarter and full year was significantly lower than the same periods in 2023. The underlying result in the fourth quarter primarily reflected lower refining margins and a lower customers result. The underlying result for the full year primarily reflected lower refining margins and a lower oil trading contribution.
•customers – the customers underlying result for the fourth quarter and full year was lower compared with the same periods in 2023. The fourth quarter was impacted by weaker retail fuels margins and the absence of one-off positive effects that benefited the same period last year. The contribution of TravelCenters of America continues to be impacted by the US freight recession. The full year result benefited from a continued stronger performance in Castrol, resulting in higher unit margins and volumes and lower costs. In addition, the continued momentum in EV charging, convenience and retail fuels margins was more than offset by a significantly weaker European midstream performance driven by biofuels margins.
•products – the products underlying result for the fourth quarter and full year was significantly lower compared with the same periods in 2023. In refining, the underlying result for the fourth quarter was mainly impacted by lower realized refining margins, including the impact of narrower North American heavy crude oil differentials, partly offset by lower turnaround activity. The oil trading contribution for the fourth quarter was weak. The underlying result for the full year was lower, primarily due to lower realized refining margins and the first quarter plant-wide power outage at the Whiting refinery, partly offset by a lower impact from turnaround activity. The underlying oil trading result for the full year was significantly lower than the same period last year.
Operational update
•bp-operated refining availability* for the fourth quarter and full year was 94.8% and 94.3%, compared with 96.1% and 96.1% for the same periods in 2023, with the full year lower mainly due to the first quarter Whiting refinery power outage.
Strategic progress
•On 31 October bp completed the sale of its Türkiye ground fuels business to Petrol Ofisi, including the group's interest in three joint venture terminals in Türkiye. In addition, in November, bp announced its intention to sell its mobility and convenience and bp pulse businesses in Netherlands, with a planned completion of the sale by the end of 2025.
•Energy sold and EV charge points* installed in the year grew by around 75% and 35% respectively, compared to 2023, with charge points now around 39,100. In addition, in the fourth quarter, bp pulse continued to progress the roll out of new ultra-fast(a) charging hubs in the UK and Germany, alongside continued upgrading of the existing network.
•As part of our continuing drive to focus activity in biofuels, bp took the decision in January 2025 to rephase and recycle its biofuels project in Kwinana with the objective of improving capital productivity. In addition, during the fourth quarter bp continued to progress its strategic plans to access feedstock for biofuels, announcing a 10-year agreement with agri-food group MIGASA for the supply of up to 40,000 tonnes per year of vegetable oil waste, and announcing a collaboration with Corteva, with the intent of forming a JV, on novel feedstocks.
•On 1 December bp completed the sale of its 50% ownership in the SAPREF refinery to the South African state-owned entity, Central Energy Fund SOC Ltd.
•On 3 February 2025 bp completed the acquisition of fuel and convenience retailer, X Convenience, expanding its network with the addition of 49 sites in South and Western Australia.
•On 6 February 2025 bp announced its intention to market its Ruhr Oel GmbH – BP Gelsenkirchen operation in Germany for potential sale, including its refinery in Gelsenkirchen and DHC Solvent Chemie GmbH in Mülheim an der Ruhr.
•During the fourth quarter bp’s Archaea Energy started up two renewable natural gas (RNG) landfill plants, bringing the total to 9 RNG landfill plants started-up year to date with a total capacity of more than 10 million mmBtu per annum, and has a further six plants in commissioning during the first quarter of 2025.
(a)"ultra-fast" includes charger capacity of ≥150kW.

customers & products (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	(2,452)	(1,157)	(2,051)	(2,039)	2,993
Inventory holding (gains) losses*	14	1,180	1,497	479	1,237
RC profit (loss) before interest and tax	(2,438)	23	(554)	(1,560)	4,230
Net (favourable) adverse impact of adjusting items	2,136	358	1,357	4,077	2,183
Underlying RC profit before interest and tax	(302)	381	803	2,517	6,413
Of which:(a)
customers – convenience & mobility	527	897	882	2,584	2,644
Castrol – included in customers	220	216	213	831	730
products – refining & trading	(829)	(516)	(79)	(67)	3,769
Taxation on an underlying RC basis	73	(67)	(239)	(452)	(1,454)
Underlying RC profit before interest	(229)	314	564	2,065	4,959
(a)A reconciliation to RC profit before interest and tax by business is provided on page 32.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Adjusted EBITDA*(b)
customers – convenience & mobility	1,174	1,348	4,719	4,380
Castrol – included in customers	267	256	1,007	897
products – refining & trading	(365)	397	1,755	5,581
	809	1,745	6,474	9,961

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,111	942	3,957	3,548

Capital expenditure*
customers – convenience & mobility	541	790	2,059	3,135
Castrol – included in customers	60	90	227	262
products – refining & trading	783	813	2,361	2,118
Total capital expenditure	1,324	1,603	4,420	5,253
(b)A reconciliation to RC profit before interest and tax by business is provided on page 32.

Retail(c)	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
bp retail sites* – total (#)	21,200	21,100	21,200	21,100
Strategic convenience sites*	2,950	2,850	2,950	2,850
(c)Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
US	1,244	1,205	1,209	1,210
Europe	993	1,037	1,035	1,040
Rest of World	493	465	470	468
	2,730	2,707	2,714	2,718
Trading/supply sales of refined products	397	355	373	358
Total sales volume of refined products	3,127	3,062	3,087	3,076

customers & products (continued)

Refining marker margin*	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
bp average refining marker margin (RMM) ($/bbl)	13.1	18.5	17.7	25.8

Refinery throughputs (mb/d)	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
US	583	634	612	662
Europe	807	678	782	749
Total refinery throughputs	1,390	1,312	1,394	1,411
bp-operated refining availability* (%)	94.8	96.1	94.3	96.1

other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of America oil spill.
Financial results
•The replacement cost (RC) loss before interest and tax for the fourth quarter and full year was $1,161 million and $988 million respectively, compared with a loss of $16 million and $903 million for the same periods in 2023. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $634 million and $380 million respectively, compared with a favourable impact of net adjusting items of $81 million and an adverse impact of $37 million for the same periods in 2023. Adjusting items include adverse impacts of fair value accounting effects* of $493 million for the quarter and $221 million for the full year in 2024, and a favourable impact of $579 million and $630 million for the same periods in 2023. See page 29 for more information on adjusting items.
•After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the fourth quarter and full year was $527 million and $608 million respectively, compared with a loss of $97 million and $866 million for the same periods in 2023, mainly reflecting adverse foreign exchange effects for the fourth quarter and increased interest income for the full year.

Strategic progress
•In December, bp invested in Snowfox Discovery Ltd alongside co-investors Rio Tinto and Oxford Science Enterprises. Snowfox Discovery Ltd is a natural hydrogen exploration company, whose mission is to unlock the potential of natural hydrogen to contribute to a net zero future.
•In December, bp ventures announced an investment into Oxford Flow alongside Energy Impact Partners. Oxford Flow engineers and manufactures unique valve technology designed to be more reliable and cost-effective.
•In December, bp ventures invested in India’s leading intercity bus platform, Zingbus to scale operations and work to electrify India’s intercity bus routes. Zingbus’ platform is designed to make intercity travel more affordable, accessible and reliable.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	(1,161)	653	(16)	(988)	(903)
Inventory holding (gains) losses*	—	—	—	—	—
RC profit (loss) before interest and tax	(1,161)	653	(16)	(988)	(903)
Net (favourable) adverse impact of adjusting items(a)	634	(422)	(81)	380	37
Underlying RC profit (loss) before interest and tax	(527)	231	(97)	(608)	(866)
Taxation on an underlying RC basis	254	(64)	121	292	322
Underlying RC profit (loss) before interest	(273)	167	24	(316)	(544)
(a)Includes fair value accounting effects relating to hybrid bonds. See page 36 for more information.

Financial statements
Group income statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023

Sales and other operating revenues (Note 6)	45,752	52,141	189,185	210,130
Earnings from joint ventures – after interest and tax	75	(290)	909	67
Earnings from associates – after interest and tax	240	156	1,084	831
Interest and other income	1,540	599	2,773	1,635
Gains on sale of businesses and fixed assets	481	(20)	678	369
Total revenues and other income	48,088	52,586	194,629	213,032
Purchases	27,264	31,062	113,941	119,307
Production and manufacturing expenses	8,041	5,751	26,584	25,044
Production and similar taxes	402	445	1,799	1,779
Depreciation, depletion and amortization (Note 7)	4,257	4,060	16,622	15,928
Net impairment and losses on sale of businesses and fixed assets (Note 4)	3,107	3,958	6,995	5,857
Exploration expense	176	501	974	997
Distribution and administration expenses	4,098	4,733	16,417	16,772
Profit (loss) before interest and taxation	743	2,076	11,297	27,348
Finance costs	1,291	1,038	4,683	3,840
Net finance (income) expense relating to pensions and other post-employment benefits	(45)	(61)	(168)	(241)
Profit (loss) before taxation	(503)	1,099	6,782	23,749
Taxation	1,117	663	5,553	7,869
Profit (loss) for the period	(1,620)	436	1,229	15,880
Attributable to
bp shareholders	(1,959)	371	381	15,239
Non-controlling interests	339	65	848	641
	(1,620)	436	1,229	15,880

Earnings per share (Note 8)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	(12.33)	2.20	2.38	87.78
Diluted	(12.33)	2.15	2.32	85.85
Per ADS (dollars)
Basic	(0.74)	0.13	0.14	5.27
Diluted	(0.74)	0.13	0.14	5.15

Condensed group statement of comprehensive income

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023

Profit (loss) for the period	(1,620)	436	1,229	15,880
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(1,540)	711	(1,292)	585
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	1,004	—	1,004	(2)
Cash flow hedges and costs of hedging	(209)	125	(535)	559
Share of items relating to equity-accounted entities, net of tax	27	13	(12)	(192)
Income tax relating to items that may be reclassified	(79)	64	48	(10)
	(797)	913	(787)	940
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	(3)	(1,209)	(360)	(2,262)
Remeasurements of equity investments	(9)	51	(47)	51
Cash flow hedges that will subsequently be transferred to the balance sheet	(8)	16	(1)	15
Income tax relating to items that will not be reclassified(c)	(11)	357	734	745
	(31)	(785)	326	(1,451)
Other comprehensive income	(828)	128	(461)	(511)
Total comprehensive income	(2,448)	564	768	15,369
Attributable to
bp shareholders	(2,698)	461	7	14,702
Non-controlling interests	250	103	761	667
	(2,448)	564	768	15,369

(a)Fourth quarter and full year 2024 is principally affected by movements in the Pound Sterling against the US dollar.
(b)Fourth quarter and full year 2024 includes $942 million recycling of cumulative foreign exchange losses from reserves relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi.
(c)Full year 2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2024	70,283	13,566	1,644	85,493

Total comprehensive income	7	641	120	768
Dividends	(5,018)	—	(375)	(5,393)
Cash flow hedges transferred to the balance sheet, net of tax	(10)	—	—	(10)
Repurchase of ordinary share capital	(7,302)	—	—	(7,302)
Share-based payments, net of tax	1,083	—	—	1,083
Issue of perpetual hybrid bonds(a)(b)	(22)	4,352	—	4,330
Redemption of perpetual hybrid bonds, net of tax(a)	9	(1,300)	—	(1,291)
Payments on perpetual hybrid bonds	—	(610)	—	(610)
Transactions involving non-controlling interests, net of tax	216	—	1,034	1,250
At 31 December 2024	59,246	16,649	2,423	78,318

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	14,702	586	81	15,369
Dividends	(4,831)	—	(403)	(5,234)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(8,167)	—	—	(8,167)
Share-based payments, net of tax	669	—	—	669
Share of equity-accounted entities’ changes in equity, net of tax	1	—	—	1
Issue of perpetual hybrid bonds	(1)	176	—	175
Payments on perpetual hybrid bonds	(5)	(586)	—	(591)
Transactions involving non-controlling interests, net of tax	363	—	(81)	282
At 31 December 2023	70,283	13,566	1,644	85,493

(a)During the first quarter 2024 BP Capital Markets PLC issued $1.3 billion of US dollar perpetual subordinated hybrid bonds with a coupon fixed for an initial period up to 2034 of 6.45% and voluntarily bought back $1.3 billion of the non-call 2025 4.375% US dollar hybrid bond issued in 2020. Taken together these transactions had no significant impact on net debt or gearing.
(b)During the fourth quarter 2024 BP Capital Markets PLC issued perpetual subordinated hybrid bonds in euro, sterling and US dollars for a US dollar equivalent amount of $2.6 billion. Coupons are fixed for an initial period up to dates from 2030 to 2035 at rates of 4.375% to 6.125%. In addition another group subsidiary issued perpetual subordinated hybrid securities of $0.5 billion, the proceeds of which were specifically earmarked to fund BP Alternative Energy Investments Ltd including the funding of Lightsource bp. These transactions resulted in a reduction of net debt and gearing.

Group balance sheet

	31 December	31 December
$ million	2024	2023
Non-current assets
Property, plant and equipment	100,238	104,719
Goodwill	14,888	12,472
Intangible assets	9,646	9,991
Investments in joint ventures	12,291	12,435
Investments in associates	7,741	7,814
Other investments	1,292	2,189
Fixed assets	146,096	149,620
Loans	1,961	1,942
Trade and other receivables	1,815	1,767
Derivative financial instruments	16,114	9,980
Prepayments	548	623
Deferred tax assets	5,403	4,268
Defined benefit pension plan surpluses	7,457	7,948
	179,394	176,148
Current assets
Loans	223	240
Inventories	23,232	22,819
Trade and other receivables	27,127	31,123
Derivative financial instruments	5,112	12,583
Prepayments	2,594	2,520
Current tax receivable	1,096	837
Other investments	165	843
Cash and cash equivalents	39,204	33,030
	98,753	103,995
Assets classified as held for sale (Note 3)	4,081	151
	102,834	104,146
Total assets	282,228	280,294
Current liabilities
Trade and other payables	58,411	61,155
Derivative financial instruments	4,347	5,250
Accruals	6,071	6,527
Lease liabilities	2,660	2,650
Finance debt	4,474	3,284
Current tax payable	1,573	2,732
Provisions	3,600	4,418
	81,136	86,016
Liabilities directly associated with assets classified as held for sale (Note 3)	1,105	62
	82,241	86,078
Non-current liabilities
Other payables	9,409	10,076
Derivative financial instruments	18,532	10,402
Accruals	1,326	1,310
Lease liabilities	9,340	8,471
Finance debt	55,073	48,670
Deferred tax liabilities	8,428	9,617
Provisions	14,688	14,721
Defined benefit pension plan and other post-employment benefit plan deficits	4,873	5,456
	121,669	108,723
Total liabilities	203,910	194,801
Net assets	78,318	85,493
Equity
bp shareholders’ equity	59,246	70,283
Non-controlling interests	19,072	15,210
Total equity	78,318	85,493

Condensed group cash flow statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Operating activities
Profit (loss) before taxation	(503)	1,099	6,782	23,749
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,381	4,441	17,389	16,674
Net impairment and (gain) loss on sale of businesses and fixed assets	2,626	3,978	6,317	5,488
Earnings from equity-accounted entities, less dividends received	303	803	30	1,194
Remeasurement of joint ventures(a)	(917)	—	(917)	—
Net charge for interest and other finance expense, less net interest paid	602	202	1,642	503
Share-based payments	228	97	1,174	616
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	(64)	(63)	(182)	(193)
Net charge for provisions, less payments	(185)	(819)	(152)	(2,481)
Movements in inventories and other current and non-current assets and liabilities	2,752	1,942	3,975	(3,338)
Income taxes paid	(1,796)	(2,303)	(8,761)	(10,173)
Net cash provided by operating activities	7,427	9,377	27,297	32,039
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,893)	(4,247)	(15,297)	(14,285)
Acquisitions, net of cash acquired	493	(38)	53	(799)
Investment in joint ventures	(326)	(347)	(850)	(1,039)
Investment in associates	—	(79)	(143)	(130)
Total cash capital expenditure	(3,726)	(4,711)	(16,237)	(16,253)
Proceeds from disposal of fixed assets	211	31	328	133
Proceeds from disposal of businesses, net of cash disposed	1,738	269	2,578	1,193
Proceeds from loan repayments	22	16	81	55
Cash provided from investing activities	1,971	316	2,987	1,381
Net cash used in investing activities	(1,755)	(4,395)	(13,250)	(14,872)
Financing activities
Net issue (repurchase) of shares (Note 8)	(1,625)	(1,350)	(7,127)	(7,918)
Lease liability payments	(757)	(722)	(2,833)	(2,560)
Proceeds from long-term financing	3,260	1,522	10,656	7,568
Repayments of long-term financing	(717)	(11)	(2,970)	(3,902)
Net increase (decrease) in short-term debt	(2,958)	87	(2,966)	(861)
Issue of perpetual hybrid bonds(b)	3,034	13	4,330	175
Redemption of perpetual hybrid bonds(b)	—	—	(1,288)	—
Payments relating to perpetual hybrid bonds	(255)	(264)	(1,053)	(1,008)
Payments relating to transactions involving non-controlling interests (Other interest)	(21)	(7)	(21)	(187)
Receipts relating to transactions involving non-controlling interests (Other interest)	836	10	1,353	546
Dividends paid - bp shareholders	(1,283)	(1,224)	(5,003)	(4,809)
- non-controlling interests	(93)	(77)	(375)	(403)
Net cash provided by (used in) financing activities	(579)	(2,023)	(7,297)	(13,359)
Currency translation differences relating to cash and cash equivalents	(419)	145	(511)	27
Increase (decrease) in cash and cash equivalents	4,674	3,104	6,239	3,835
Cash and cash equivalents at beginning of period	34,595	29,926	33,030	29,195
Cash and cash equivalents at end of period(c)	39,269	33,030	39,269	33,030

(a)See Note 2 for further information.
(b)See Condensed group statement of changes in equity - footnotes (a) and (b) for further information.
(c)Fourth quarter and full year 2024 includes $65 million of cash and cash equivalents classified as assets held for sale in the group balance sheet.

Notes
Note 1. Basis of preparation
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2023 included in bp Annual Report and Form 20-F 2023.
bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2024 which are the same as those used in preparing bp Annual Report and Form 20-F 2023. In October 2024, the UK government announced changes (effective from 1 November 2024) to the Energy Profits Levy including a 3% increase in the rate taking the headline rate of tax on North Sea profits to 78%, an extension to the period of application of the Levy to 31 March 2030 and the removal of the Levy’s main investment allowance. The changes to the rate and to the investment allowance were substantively enacted in the fourth quarter and have been applied in accounting for current tax and deferred tax in the quarter, resulting in an additional non-cash deferred tax charge of approximately $0.1 billion. The extension of the Levy to 31 March 2030 is expected to be substantively enacted during 2025 and will result in a deferred tax charge in the group consolidated financial statements in the quarter that it is substantively enacted.
There are no new or amended standards or interpretations adopted from 1 January 2024 onwards that have a significant impact on the financial information.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2023. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.
Impairment testing assumptions
The group’s value-in-use impairment testing price assumptions for Brent oil and Henry Hub gas were revised during the fourth quarter from those disclosed in the bp Annual Report and Form 20-F 2023. The revised price assumptions have been rebased in real 2023 terms and are materially consistent with the disclosed prices in real 2022 terms. A summary of the group’s price assumptions for value-in-use impairment testing, in real 2023 terms, is provided below:

	2025	2030	2040	2050
Brent oil ($/bbl)	70	70	63	50
Henry Hub gas ($/mmBtu)	4.00	4.00	4.00	4.00
The post-tax discount rate used for value-in-use impairment testing of assets other than certain low carbon energy assets was maintained at 8% (31 December 2023: 8%).
Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions remains at 4.5% following the increase applied in the second quarter (31 December 2023 4.0%).

Note 2. Business combinations
The group undertook several business combinations during the fourth quarter of 2024, principally the step acquisitions of bp Bunge Bioenergia and Lightsource bp. Total consideration for these two acquisitions was $1,328 million and the amount paid in cash in the fourth quarter amounted to $106 million, offset by cash acquired of $589 million. The provisional fair value of the net assets (including goodwill) recognized from these business combinations, for the fourth quarter 2024 was $2,848 million.
The gain recognized in ‘Interest and other income’ in the fourth quarter 2024 as a result of remeasuring the previously held interests in bp Bunge Bioenergia and Lightsource bp, to fair value, was $427 million.
Immediately prior to the Lightsource bp business combination, certain assets in the US were transferred from Lightsource bp into a new joint venture which remains jointly controlled by bp and certain founder shareholders of Lightsource bp, and is accordingly equity accounted for bp. The investment in the new joint venture was measured at bp's share of the joint venture's net assets and, as a result, income of $498 million has been recognized in ‘Interest and other income’ in the fourth quarter 2024.

Note 3. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 December 2024 is $4,081 million, with associated liabilities of $1,105 million.
On 16 September 2024, bp announced that it plans to sell its US onshore wind energy business, bp Wind Energy. bp Wind Energy has interests in ten operating onshore wind energy assets across seven US states. As a result of progression of the disposal process during the fourth quarter of 2024, completion of a disposal in 2025 is now considered to be highly probable. The carrying amount of assets classified as held for sale at 31 December 2024 is $569 million, with associated liabilities of $41 million.
On 24 October, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. Completion of the sale of these assets within one year of the acquisition date is considered to be highly probable. The carrying amount of assets classified as held for sale at 31 December 2024 is $1,702 million, with associated liabilities of $1,050 million.
On 9 December 2024, bp and JERA Co., Inc. agreed to combine their offshore wind businesses to form a new standalone, equally-owned joint venture – JERA Nex bp. The parties have agreed to work to complete formation of JERA Nex bp, subject to regulatory and other approvals, by end of the third quarter of 2025. bp will contribute its development projects in the UK, Japan, Germany and US into the new joint venture. The related assets and liabilities of those projects have, therefore, been classified as held for sale. The carrying amount of assets classified as held for sale at 31 December 2024 is $1,793 million, with associated liabilities of $14 million.
Transactions that were classified as held for sale during 2024, but completed during the fourth quarter, are described below.
On 14 February 2024, bp and ADNOC announced that they had agreed to form a new joint venture (JV) in Egypt. On 16 December bp and XRG (ADNOC’s international energy investment company) announced they had completed formation of Arcius Energy (51% bp, 49% XRG, ADNOC's international energy investment company). As part of the agreement, bp contributed its interests in three development concessions, as well as exploration agreements, in Egypt to the new JV. XRG made a proportionate cash contribution.
On 4 October 2024, bp completed the sale of receivables relating to a prior divestment receiving proceeds of $890 million.
On 16 November 2023, bp entered into an agreement to sell its Türkiye ground fuels business to Petrol Ofisi. This included the group's interest in three joint venture terminals in Türkiye. The sale completed on 31 October 2024 and resulted in a loss on disposal of $1,132 million including recycling of cumulative foreign exchange losses from reserves of $942 million.

Note 4. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the fourth quarter and full year were $3,107 million and $6,995 million respectively, compared with net charges of $3,958 million and $5,857 million for the same periods in 2023 and include net impairment charges for the fourth quarter and full year of $1,514 million and $5,189 million respectively, compared with net impairment charges of $3,922 million and $5,701 million for the same periods in 2023.
Gas & low carbon energy
Fourth quarter and full year 2024 impairments includes a net impairment charge of $890 million and $2,749 million respectively, compared with net charges of $928 million and $2,212 million for the same periods in 2023 in the gas & low carbon energy segment. 2024 includes amounts in Mauritania & Senegal, which principally arose as a result of increased forecast future expenditure, and a number of other individually immaterial impairments across the Gas and low carbon energy segment principally as a result of portfolio management. The recoverable amounts of these cash generating units were based on value-in-use or fair value less costs of disposal calculations, as appropriate.
Oil production & operations
Fourth quarter and full year 2024 impairments includes a net impairment reversal of $129 million and net impairment charge of $771 million respectively, compared with net charges of $1,636 million and $1,814 million for the same periods in 2023 in the oil production & operations segment. 2024 includes amounts in the North Sea. The recoverable amounts of the cash generating units within this business were based on value-in-use calculations.
Customers & products
Fourth quarter and full year 2024 impairments includes a net impairment charge of $746 million and $1,660 million respectively, compared with net charges of $1,367 million and $1,614 million for the same periods in 2023 in the customers & products segment. 2024 includes amounts in Germany relating to the ongoing review of the Gelsenkirchen refinery. The recoverable amount of the cash generating unit within this business was based on a value-in-use calculation.

Note 5. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
gas & low carbon energy	1,841	2,169	3,569	14,080
oil production & operations	2,571	1,879	10,789	11,191
customers & products	(2,438)	(554)	(1,560)	4,230
other businesses & corporate	(1,161)	(16)	(988)	(903)
	813	3,478	11,810	28,598
Consolidation adjustment – UPII*	(49)	95	(25)	(14)
	764	3,573	11,785	28,584
Inventory holding gains (losses)*
gas & low carbon energy	—	—	—	1
oil production & operations	(7)	—	(9)	—
customers & products	(14)	(1,497)	(479)	(1,237)
Profit (loss) before interest and tax	743	2,076	11,297	27,348
Finance costs	1,291	1,038	4,683	3,840
Net finance expense/(income) relating to pensions and other post-employment benefits	(45)	(61)	(168)	(241)
Profit (loss) before taxation	(503)	1,099	6,782	23,749

RC profit (loss) before interest and tax*
US	(117)	1,154	4,160	7,940
Non-US	881	2,419	7,625	20,644
	764	3,573	11,785	28,584

Note 6. Sales and other operating revenues

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
By segment
gas & low carbon energy	9,618	11,670	32,628	50,297
oil production & operations	6,078	6,749	25,637	24,904
customers & products	35,969	40,374	155,401	160,215
other businesses & corporate	544	657	2,290	2,657
	52,209	59,450	215,956	238,073

Less: sales and other operating revenues between segments
gas & low carbon energy	559	65	1,585	1,808
oil production & operations	5,482	6,464	23,237	23,708
customers & products	137	(105)	317	367
other businesses & corporate	279	885	1,632	2,060
	6,457	7,309	26,771	27,943

External sales and other operating revenues
gas & low carbon energy	9,059	11,605	31,043	48,489
oil production & operations	596	285	2,400	1,196
customers & products	35,832	40,479	155,084	159,848
other businesses & corporate	265	(228)	658	597
Total sales and other operating revenues	45,752	52,141	189,185	210,130

By geographical area
US	18,212	20,920	77,798	82,177
Non-US	35,265	40,808	148,017	169,032
	53,477	61,728	225,815	251,209
Less: sales and other operating revenues between areas	7,725	9,587	36,630	41,079
	45,752	52,141	189,185	210,130

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	515	760	2,219	2,413
Oil products	27,634	32,124	121,019	128,969
Natural gas, LNG and NGLs	7,268	7,660	24,464	29,541
Non-oil products and other revenues from contracts with customers	4,113	2,911	13,362	10,298
Revenue from contracts with customers	39,530	43,455	161,064	171,221
Other operating revenues(a)	6,222	8,686	28,121	38,909
Total sales and other operating revenues	45,752	52,141	189,185	210,130

(a)Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 7. Depreciation, depletion and amortization

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,153	1,290	4,835	5,680
oil production & operations	1,734	1,563	6,797	5,692
customers & products	1,111	942	3,957	3,548
other businesses & corporate	259	265	1,033	1,008
	4,257	4,060	16,622	15,928
Total depreciation, depletion and amortization by geographical area
US	1,739	1,547	6,747	5,618
Non-US	2,518	2,513	9,875	10,310
	4,257	4,060	16,622	15,928

Note 8. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2024 annual general meeting, 318 million ordinary shares repurchased for cancellation were settled during the fourth quarter 2024 for a total cost of $1,625 million. A further 176 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $922 million. This amount has been accrued at 31 December 2024. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Results for the period
Profit (loss) for the period attributable to bp shareholders	(1,959)	371	381	15,239
Less: preference dividend	—	—	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds(a)	—	—	(10)	—
Profit (loss) attributable to bp ordinary shareholders	(1,959)	371	390	15,238

Number of shares (thousand)(b)(c)
Basic weighted average number of shares outstanding	15,885,184	16,834,354	16,385,535	17,360,288
ADS equivalent(d)	2,647,530	2,805,725	2,730,922	2,893,381

Weighted average number of shares outstanding used to calculate diluted earnings per share	15,885,184	17,269,574	16,816,664	17,750,078
ADS equivalent(d)	2,647,530	2,878,262	2,802,777	2,958,346

Shares in issue at period-end	15,851,028	16,824,651	15,851,028	16,824,651
ADS equivalent(d)	2,641,838	2,804,108	2,641,838	2,804,108
(a)See Condensed group statement of changes in equity - footnote (a) for further information.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the fourth quarter 2024 are 367,276 thousand (ADS equivalent 61,213 thousand).
(c)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(d)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 December 2024 comprised 16,180,991,411 ordinary shares (31 December 2023 17,174,461,587 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 481,473,840 ordinary shares which have been bought back and are held in treasury by bp (31 December 2023 726,338,898 ordinary shares).

Note 9. Dividends
Dividends payable
bp today announced an interim dividend of 8.000 cents per ordinary share which is expected to be paid on 28 March 2025 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 21 February 2025. The ex-dividend date will be 20 February 2025 for ordinary shareholders and 21 February 2025 for ADS holders. The corresponding amount in sterling is due to be announced on 17 March 2025, calculated based on the average of the market exchange rates over three dealing days between 11 March 2025 and 13 March 2025. Holders of ADSs are expected to receive $0.48 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2024 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the fourth quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
Dividends paid per ordinary share
cents	8.000	7.270	30.540	27.760
pence	6.296	5.737	23.720	22.328
Dividends paid per ADS (cents)	48.00	43.62	183.24	166.56

Note 10. Net debt

Net debt*	31 December	31 December
$ million	2024	2023
Finance debt(a)	59,547	51,954
Fair value (asset) liability of hedges related to finance debt(b)	2,654	1,988
	62,201	53,942
Less: cash and cash equivalents	39,204	33,030
Net debt(c)	22,997	20,912
Total equity(d)	78,318	85,493
Gearing*	22.7%	19.7%
(a)The fair value of finance debt at 31 December 2024 was $54,966 million (31 December 2023 $48,795 million).
(b)Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $166 million at 31 December 2024 (fourth quarter 2023 liability of $73 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.
(d)Total equity at 31 December 2024 includes the additional $3.1 billion related to perpetual hybrid bonds and securities issued in the fourth quarter. See Condensed group statement of changes in equity - footnote (b) for further information.

Note 11. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 10 February 2025, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2024.

Additional information
Capital expenditure*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Capital expenditure
Organic capital expenditure*	4,229	4,673	16,135	14,998
Inorganic capital expenditure*(a)	(503)	38	102	1,255
	3,726	4,711	16,237	16,253

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Capital expenditure by segment
gas & low carbon energy(a)	812	1,326	5,211	4,281
oil production & operations	1,478	1,636	6,198	6,278
customers & products(a)	1,324	1,603	4,420	5,253
other businesses & corporate	112	146	408	441
	3,726	4,711	16,237	16,253
Capital expenditure by geographical area
US	1,765	2,164	6,566	8,105
Non-US	1,961	2,547	9,671	8,148
	3,726	4,711	16,237	16,253
(a)Fourth quarter and full year 2024 include the cash acquired net of acquisition payments on completion of the bp Bunge Bioenergia and Lightsource bp acquisitions. Full year 2023 includes $1.1 billion, net of adjustments, in respect of the TravelCenters of America acquisition.

Adjusting items*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
gas & low carbon energy
Gains on sale of businesses and fixed assets	268	3	297	19
Net impairment and losses on sale of businesses and fixed assets(a)	(1,106)	(937)	(3,004)	(2,221)
Environmental and related provisions	—	—	—	—
Restructuring, integration and rationalization costs	(1)	—	(25)	—
Fair value accounting effects(b)(c)	(377)	1,887	(1,550)	8,859
Other(d)	1,070	(561)	1,048	(1,299)
	(146)	392	(3,234)	5,358
oil production & operations
Gains on sale of businesses and fixed assets	35	(55)	144	297
Net impairment and losses on sale of businesses and fixed assets(a)	129	(1,635)	(790)	(1,819)
Environmental and related provisions	(60)	48	5	54
Restructuring, integration and rationalization costs	(14)	—	(15)	(1)
Fair value accounting effects	—	—	—	—
Other(e)	(443)	(28)	(492)	(121)
	(353)	(1,670)	(1,148)	(1,590)
customers & products
Gains on sale of businesses and fixed assets	169	23	190	44
Net impairment and losses on sale of businesses and fixed assets(a)(f)	(2,048)	(1,396)	(3,117)	(1,757)
Environmental and related provisions	(102)	(86)	(99)	(97)
Restructuring, integration and rationalization costs	(85)	—	(123)	—
Fair value accounting effects(c)	(119)	144	(81)	(86)
Other(g)	49	(42)	(847)	(287)
	(2,136)	(1,357)	(4,077)	(2,183)
other businesses & corporate
Gains on sale of businesses and fixed assets	4	1	39	1
Net impairment and losses on sale of businesses and fixed assets	(28)	19	(19)	(41)
Environmental and related provisions(h)	(98)	(565)	(87)	(604)
Restructuring, integration and rationalization costs	(21)	51	(59)	38
Fair value accounting effects(c)	(493)	579	(221)	630
Gulf of America oil spill	(12)	(11)	(51)	(57)
Other	14	7	18	(4)
	(634)	81	(380)	(37)

Total before interest and taxation	(3,269)	(2,554)	(8,839)	1,548
Finance costs(i)	(150)	(86)	(505)	(405)
Total before taxation	(3,419)	(2,640)	(9,344)	1,143
Taxation on adjusting items(j)	266	1,175	1,495	972
Taxation – tax rate change effect(k)	32	—	(316)	232
Total after taxation for period	(3,121)	(1,465)	(8,165)	2,347
(a)See Note 4 for further information.
(b)Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(c)For further information, including the nature of fair value accounting effects reported in each segment, see pages 5, 8 and 36.
(d)Fourth quarter and full year 2024 include a $508 million gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp and $498 million relating to the remeasurement of certain US assets excluded from the Lightsource bp acquisition (see Note 2 for further information). Fourth quarter and full year 2023 include $600 million and $1,140 million respectively of impairment charges recognized through equity-accounted earnings relating to our US offshore wind projects.
(e)Fourth quarter and full year 2024 includes $429 million of impairment charges recognized through equity-accounted earnings relating to our interest in Pan American Energy Group.
(f)See Note 3 for further information.
(g)All periods in 2024 include recognition of onerous contract provisions related to the Gelsenkirchen refinery. The unwind of these provisions will be reported as an adjusting item as the contractual obligations are settled.
(h)Fourth quarter and full year 2023 include charges related to the control, abatement, clean-up or elimination of environmental pollution and legal settlements.
(i)Includes the unwinding of discounting effects relating to Gulf of America oil spill payables and the income statement impact of temporary valuation differences related to the group’s interest rate and foreign currency exchange risk management associated with finance debt. Full year 2023 also includes the income statement impact associated with the buyback of finance debt. Fourth quarter and full year 2024 also include the unwinding of discounting effects relating to certain onerous contract provisions.
(j)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

(k)Fourth quarter and full year 2024 and full year 2023 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at 31 December 2022 that are expected to unwind before 31 March 2028. The EPL increases the headline rate of tax to 78% (75% until 31 October 2024) and applies to taxable profits from bp’s North Sea business made from 1 January 2023 until 31 March 2028. In October 2024 the UK government announced changes to the EPL including a 3% increase in the rate from 1 November 2024, the removal of the Levy’s main investment allowance and an extension to 31 March 2030. The changes to the rate and to the investment allowance were substantively enacted in the fourth quarter. The extension to 31 March 2030 has not yet been substantively enacted and has therefore not been accounted for at 31 December 2024, the impact will be reflected in the financial statements when the change is substantively enacted.

Net debt including leases

Net debt including leases*	31 December	31 December
$ million	2024	2023
Net debt*	22,997	20,912
Lease liabilities	12,000	11,121
Net partner (receivable) payable for leases entered into on behalf of joint operations	(88)	(131)
Net debt including leases	34,909	31,902
Total equity(a)	78,318	85,493
Gearing including leases*	30.8%	27.2%
(a)    Total equity at 31 December 2024 includes the additional $3.1 billion related to perpetual hybrid bonds and securities issued in the fourth quarter. See Condensed group statement of changes in equity - footnote (b) for further information.

Gulf of America oil spill

	31 December	31 December
$ million	2024	2023
Gulf of America oil spill payables and provisions	(7,958)	(8,735)
Of which - current	(1,127)	(1,133)

Deferred tax asset	1,205	1,320
During the second quarter 2024 pre-tax payments of $1,129 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of America oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of America oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2023 - Financial statements - Notes 7, 22, 23, 29, and 33.

Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Profit (loss) for the period	(1,620)	436	1,229	15,880
Finance costs	1,291	1,038	4,683	3,840
Net finance (income) expense relating to pensions and other post-employment benefits	(45)	(61)	(168)	(241)
Taxation	1,117	663	5,553	7,869
Profit before interest and tax	743	2,076	11,297	27,348
Inventory holding (gains) losses*, before tax	21	1,497	488	1,236
	764	3,573	11,785	28,584
Net (favourable) adverse impact of adjusting items*, before interest and tax	3,269	2,554	8,839	(1,548)
	4,033	6,127	20,624	27,036
Add back:
Depreciation, depletion and amortization	4,257	4,060	16,622	15,928
Exploration expenditure written off	123	381	766	746
Adjusted EBITDA	8,413	10,568	38,012	43,710

Adjusted earnings before interest, depreciation and amortization (adjusted EBIDA)*

	Year	Year
$ million	2024	2023
Profit for the period	1,229	15,880
Finance costs	4,683	3,840
Net finance (income) expense relating to pensions and other post-employment benefits	(168)	(241)
Taxation	5,553	7,869
Profit before interest and tax	11,297	27,348
Inventory holding (gains) losses*, before tax	488	1,236
	11,785	28,584
Net (favourable) adverse impact of adjusting items*, before interest and tax	8,839	(1,548)
	20,624	27,036
Taxation on an underlying RC basis(a)	(6,851)	(9,365)
	13,773	17,671
Add back:
Depreciation, depletion and amortization	16,622	15,928
Exploration expenditure written off	766	746
Adjusted EBIDA	31,161	34,345
(a)A definition for taxation on an underlying RC basis is included under Underlying ETR in the glossary on page 39.

Return on average capital employed (ROACE)*

	Year	Year
$ million	2024	2023
Profit (loss) for the year attributable to bp shareholders	381	15,239
Inventory holding (gains) losses*, before tax	488	1,236
Taxation charge (credit) on inventory holding gains and losses	(119)	(292)
Net (favourable) adverse impact of adjusting items*, before tax	9,344	(1,143)
Taxation charge (credit) on adjusting items	(1,179)	(1,204)
Underlying replacement cost (RC) profit*	8,915	13,836
Interest expense(a)	3,113	2,569
Taxation on interest expense	(404)	(661)
Non-controlling interests	848	641
	12,472	16,385
Total equity	78,318	85,493
Finance debt	59,547	51,954
Capital employed	137,865	137,447
Less: Goodwill	14,888	12,472
Cash and cash equivalents	39,204	33,030
	83,773	91,945
Average capital employed (excluding goodwill and cash and cash equivalents)	87,859	90,362
ROACE	14.2%	18.1%
(a)Finance costs, as reported in the Group income statement, were $4,683 million (2023 $3,840 million). Interest expense which totals $3,113 million (2023 $2,569 million) on a pre-tax basis is finance costs excluding lease interest of $441 million (2023 $346 million), unwinding of discount on provisions and other payables of $1,013 million (2023 $912 million) and other adjusting items related to finance costs of $116 million (2023 $13 million). Interest expense included above is calculated on a post-tax basis.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
RC profit (loss) before interest and tax for customers & products	(2,438)	(554)	(1,560)	4,230
Less: Adjusting items* gains (charges)	(2,136)	(1,357)	(4,077)	(2,183)
Underlying RC profit (loss) before interest and tax for customers & products	(302)	803	2,517	6,413
By business:
customers – convenience & mobility	527	882	2,584	2,644
Castrol – included in customers	220	213	831	730
products – refining & trading	(829)	(79)	(67)	3,769

Add back: Depreciation, depletion and amortization	1,111	942	3,957	3,548
By business:
customers – convenience & mobility	647	466	2,135	1,736
Castrol – included in customers	47	43	176	167
products – refining & trading	464	476	1,822	1,812

Adjusted EBITDA for customers & products	809	1,745	6,474	9,961
By business:
customers – convenience & mobility	1,174	1,348	4,719	4,380
Castrol – included in customers	267	256	1,007	897
products – refining & trading	(365)	397	1,755	5,581

Reconciliation of gas & low carbon energy and oil production & operations RC profit before interest and tax to adjusted EBITDA*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
gas & low carbon energy
RC profit before interest and tax	1,841	2,169	3,569	14,080
Less: Net favourable (adverse) impact of adjusting items*	(146)	392	(3,234)	5,358
Underlying RC profit before interest and tax*	1,987	1,777	6,803	8,722
Add back: Depreciation, depletion and amortization	1,153	1,290	4,835	5,680
Exploration write-offs	(10)	349	222	362
Adjusted EBITDA	3,130	3,416	11,860	14,764

oil production & operations
RC profit before interest and tax	2,571	1,879	10,789	11,191
Less: Net favourable (adverse) impact of adjusting items	(353)	(1,670)	(1,148)	(1,590)
Underlying RC profit before interest and tax	2,924	3,549	11,937	12,781
Add back: Depreciation, depletion and amortization	1,734	1,563	6,797	5,692
Exploration write-offs	133	32	544	384
Adjusted EBITDA	4,791	5,144	19,278	18,857

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ordinary share (cents)	2024	2023	2024	2023
Profit (loss) for the period attributable to bp shareholders	(12.33)	2.20	2.38	87.78
Inventory holding (gains) losses*, before tax	0.13	8.89	2.98	7.12
Taxation charge (credit) on inventory holding gains and losses	(0.09)	(2.03)	(0.73)	(1.69)
	(12.29)	9.06	4.63	93.21
Net (favourable) adverse impact of adjusting items*, before tax(a)	21.52	15.68	56.95	(6.58)
Taxation charge (credit) on adjusting items(a)	(1.87)	(6.97)	(7.18)	(6.94)
Underlying RC profit (loss)	7.36	17.77	54.40	79.69

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ADS (dollars)	2024	2023	2024	2023
Profit (loss) for the period attributable to bp shareholders	(0.74)	0.13	0.14	5.27
Inventory holding (gains) losses, before tax	0.01	0.53	0.18	0.43
Taxation charge (credit) on inventory holding gains and losses	(0.01)	(0.12)	(0.04)	(0.11)
	(0.74)	0.54	0.28	5.59
Net (favourable) adverse impact of adjusting items, before tax(a)	1.29	0.94	3.42	(0.40)
Taxation charge (credit) on adjusting items(a)	(0.11)	(0.41)	(0.44)	(0.41)
Underlying RC profit (loss)	0.44	1.07	3.26	4.78
(a)Full year 2024 calculated based on adjusting items and taxation credits thereon of $9,344 million and $1,179 million respectively, as adjusted for the gain on redemption of hybrid bonds of $13 million and taxation thereon of $3 million respectively (see Note 8).
Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss* and underlying ETR*

Taxation (charge) credit	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2024	2023	2024	2023
Taxation on profit or loss before taxation	(1,117)	(663)	(5,553)	(7,869)
Taxation on inventory holding gains and losses	14	342	119	292
Taxation on a replacement cost (RC) profit or loss basis	(1,131)	(1,005)	(5,672)	(8,161)
Total taxation on adjusting items	298	1,175	1,179	1,204
Taxation on underlying replacement cost profit or loss	(1,429)	(2,180)	(6,851)	(9,365)

Effective tax rate	Fourth	Fourth
	quarter	quarter	Year	Year
%	2024	2023	2024	2023
ETR on profit or loss before taxation	(222)	60	82	33
Adjusted for inventory holding gains or losses	(13)	(21)	(4)	—
ETR on RC profit or loss	(235)	39	78	33
Excluding adjusting items	284	3	(37)	6
Underlying ETR	49	42	41	39

Realizations* and marker prices

	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
Average realizations(a)
Liquids* ($/bbl)
US(b)	59.66	67.66	62.78	63.81
Europe	73.64	81.02	78.60	80.70
Rest of World	73.72	87.27	79.63	81.78
bp average(b)	65.88	76.50	70.41	72.69
Natural gas ($/mcf)
US	1.80	2.04	1.49	2.08
Europe	14.12	15.12	11.65	16.71
Rest of World	6.96	6.18	5.90	6.13
bp average	5.85	5.45	4.91	5.60
Total hydrocarbons* ($/boe)
US(b)	41.74	45.68	42.43	44.29
Europe	76.28	83.21	75.16	86.36
Rest of World	50.18	50.74	47.92	49.23
bp average(b)	48.44	50.90	47.28	49.84
Average oil marker prices ($/bbl)
Brent	74.73	84.34	80.76	82.64
West Texas Intermediate	70.42	78.60	75.87	77.67
Western Canadian Select	57.50	55.06	61.05	59.34
Alaska North Slope	74.28	84.23	80.24	82.36
Mars	69.98	78.35	75.60	77.19
Urals (NWE – cif)	64.51	72.48	68.91	61.79
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	2.79	2.88	2.27	2.74
UK Gas – National Balancing Point (p/therm)	106.79	98.68	83.57	98.93
(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Fourth quarter and full year 2024 include an immaterial impact of a prior period adjustment in the US region.
(c)Henry Hub First of Month Index.

Exchange rates

	Fourth	Fourth
	quarter	quarter	Year	Year
	2024	2023	2024	2023
$/£ average rate for the period	1.28	1.24	1.28	1.24
$/£ period-end rate	1.25	1.28	1.25	1.28

$/€ average rate for the period	1.07	1.07	1.08	1.08
$/€ period-end rate	1.04	1.11	1.04	1.11

$/AUD average rate for the period	0.65	0.65	0.66	0.66
$/AUD period-end rate	0.62	0.69	0.62	0.69

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 242-243 of bp Annual Report and Form 20-F 2023.

Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBIDA is a non-IFRS measure and is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and taxation on an underlying RC basis, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). bp believes that adjusted EBIDA is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is profit or loss for the period. A reconciliation of profit or loss for the period to adjusted EBIDA is provided on page 31.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 32 for the segments.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 30 for the group.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 29.
Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.
Cash balance point is defined as the implied Brent oil price 2021 real to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share at the time of FID). If asset is subsequently sold bp will continue to record capacity as developed to FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to IFRS information is provided on page 33.
Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture as adjusted to be reflective of bp’s accounting share of joint arrangements.

Glossary (continued)
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
•Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments and were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.

Glossary (continued)
Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.
Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Hydrogen pipeline – Hydrogen projects which have not been developed to final investment decision (FID) but which have advanced to the concept development stage.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 28.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
•the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
•an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Low carbon activity – An activity relating to low carbon including: renewable electricity; bioenergy; electric vehicles and other future mobility solutions; trading and marketing low carbon products; blue or green hydrogen* and carbon capture, use and storage (CCUS).
Note that, while there is some overlap of activities, these terms do not mean the same as bp’s strategic focus area of low carbon energy or our low carbon energy sub-segment, reported within the gas & low carbon energy segment.

Glossary (continued)
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 28.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for power purchase agreement based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Reserves replacement ratio – the extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral, Thorntons and TravelCenters of America and also includes sites in India through our Jio-bp JV.
Return on average capital employed (ROACE) is a non-IFRS measure and is defined as underlying replacement cost profit, which is defined as profit or loss attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and adjusting items total taxation, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented. Interest expense before tax is finance costs as presented on the group income statement, excluding lease interest, the unwinding of the discount on provisions and other payables and other adjusting items reported in finance costs. bp believes it is helpful to disclose the ROACE because this measure gives an indication of the company's capital efficiency. The nearest IFRS measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively. The reconciliation of the numerator and denominator is provided on page 31.

Glossary (continued)
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-supplied vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons, bp pulse, TA and PETRO) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated bp-controlled convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.
Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.
Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Transition growth – Activities, represented by a set of transition growth engines, that transition bp toward its objective to be an integrated energy company, and that comprise our low carbon activity* alongside other businesses that support transition, such as our power trading and marketing business and convenience.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 33.
Underlying production – 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 38) after excluding net adjusting items and related taxation. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 3 for the group and pages 8-16 for the segments.

Glossary (continued)
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 8. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders. A reconciliation to IFRS information is provided on page 33.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather related downtime.
upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, ampm, bp pulse, Castrol, PETRO, TA, and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding reserves; expectations regarding production and volumes; expectations regarding bp’s customers & products business; expectations regarding margins; expectations regarding underlying effective tax rate; expectations regarding turnaround and maintenance activity; expectations regarding financial performance, results of operations, finance debt acquired in the fourth quarter, and cash flows; expectations regarding future project start-ups; expectations regarding bp’s capital market update; expectations regarding shareholders returns; expectations regarding bp’s convenience businesses; bp’s financial guidance, including expectations for 2025 share buybacks and capital expenditure; bp’s plans and expectations regarding the amount and timing of share buybacks and dividends, including factors taken into account by the board; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating and targeting further improvements in credit metrics; plans and expectations regarding the allocation of surplus cash flow to share buybacks; plans and expectations regarding the sale of bp’s mobility and convenience and bp pulse business in Netherlands; plans and expectations regarding the sale of bp’s Ruhr Oel GmbH – BP Gelsenkirchen operation in Germany; plans and expectations regarding the sale of bp’s US onshore wind energy business; plans and expectations regarding development of hydrogen, bp’s electric vehicle (EV) charging infrastructure and RNG landfill plants; plans and expectations related to bp’s transition growth engines, including expected capital expenditures; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments; expectations regarding the timing and amount of future payments relating to the Gulf of America oil spill; plans and expectations regarding bp’s guidance for 2025 and the first quarter of 2025, including expected production, growth, margins, businesses & corporate underlying annual charge, underlying ETR, timing and amount of divestment and other proceeds, depreciation, depletion and amortization; and plans and expectations regarding bp-operated projects, ventures, investments, joint ventures, partnerships and agreements with commercial entities and other third party partners, including but not limited to ADNOC, JERA Co., Inc, ONGC and the Republic of Iraq.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under “Principal risks and uncertainties” in bp’s Report on Form 6-K regarding results for the six-month period ended 30 June 2024 as filed with the US Securities and Exchange Commission (the “SEC”) as well as those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F for fiscal year 2023 as filed with the SEC.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 December 2024:
Capitalization and indebtedness

31 December
$ million	2024
Share capital and reserves
Capital shares (1-2)	4,186
Paid-in surplus (3)	16,837
Merger reserve (3)	27,206
Treasury shares	(9,030)
Investments in equity instruments	(3)
Cash flow hedge reserve	(98)
Costs of hedging reserve	(187)
Foreign currency translation reserve	(2,196)
Profit and loss account	22,531
BP shareholders' equity	59,246
Hybrid bonds	16,649
Other interest	2,423
Equity attributable to non-controlling interests	19,072
Total equity	78,318

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,660
Finance debt due within one year	4,474
Lease liabilities due after more than one year	9,340
Finance debt due after more than one year	55,073
Total finance debt and lease liabilities	71,547
Total (7)(8)	149,865
1.Issued share capital as of 31 December 2024 comprised 16,180,991,411 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 481,473,840 ordinary shares which have been bought back and are held in treasury by bp. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
2.Capital shares represent the ordinary and preference shares of bp which have been issued and are fully paid.
3.Paid-in surplus and merger reserve represent additional paid-in capital of bp which cannot normally be returned to shareholders.
4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 December 2024.
5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under leases. This includes one hundred percent of lease liabilities for joint operations where bp is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2023 – Liquidity and capital resources for further information.
6.At 31 December 2024, the parent company, BP p.l.c. had issued guarantees totalling $58,501 million relating to group finance debt issued by subsidiaries. Thus 98% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 December 2024, $1,006 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.
7.At 31 December 2024, the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $655 million in respect of the borrowings of equity-accounted entities and $430 million in respect of the borrowings of other third parties.
8.Total capitalisation and indebtedness includes non-controlling interests of $19,072 million at 31 December 2024 which includes $14.6 billion related to perpetual hybrid bonds and $2.0 billion related to perpetual subordinated hybrid securities issued by a group subsidiary. See Condensed group statement of changes in equity footnotes for further information.
9.There has been no material change since 31 December 2024 in the consolidated capitalization and indebtedness of bp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	11 February 2025	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary